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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           ARS Networks, Incorporated
                           --------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)

                                   00204H 10 6
                                   -----------
                                 (CUSIP NUMBER)

                               Donald B. Hathaway
                               ARS Networks, Inc.
                                100 Walnut Street
                            Champlain, New York 12919
                                 (905) 842-9367
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                           Kirkpatrick & Lockhart LLP
                            Miami Center - 20th Floor
                            201 S. Biscayne Boulevard
                              Miami, Florida 33131
                          Attn: Clayton E. Parker, Esq.
                                 (305) 539-3306

                                NOVEMBER 24, 1998
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                                                          Page 2

                                  SCHEDULE 13D

------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
             DONALD B. HATHAWAY

------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [  ]

                                                                  (b) [X ]
------------ -------------------------------------------------------------------
3            SEC USE ONLY


------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS

             PF

------------ -------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             CANADA

------------ ------------- -----------------------------------------------------
NUMBER OF    7             SOLE VOTING POWER
SHARES
BENEFICIALLY               991,625
OWNED BY
EACH         ------------- -----------------------------------------------------
REPORTING    8             SHARED VOTING POWER
PERSON
WITH         ------------- -----------------------------------------------------
             9             SOLE DISPOSITIVE POWER

                            991,625
             ------------- -----------------------------------------------------
             10            SHARED DISPOSITIVE POWER

------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             991,625
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES             (  )

------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.1%
------------ -------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              IN
------------ -------------------------------------------------------------------



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                                                                          Page 3
ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This statement relates to shares of common stock, par value $0.0001 per share (the "SHARES"), of ARS Networks, Inc., a New Hampshire corporation (the "ISSUER"). The principal executive office of the Issuer is located at 100 Walnut Street, Champlain, New York 12919.


ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a)-(c), (f). This statement is being filed by Donald B. Hathaway (the "REPORTING PERSON"). Hathaway, whose business address is 5964 Ninth Line, Erin, Ontario N0B 1T0 , is managing director of NetFX Concepts, Inc., a company engaged in the commercialization of new and innovative technologies. The Reporting Person is a citizen of Canada.

         (d) and (e). During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         As of the close of business on April 30, 2001, the Reporting Person held 754,000 Shares, and held options to acquire 237,625 Shares. On November 24, 1998, the Reporting Person purchased 750,500 Shares at a purchase price of $0.10 per share. On September 20, 2000, the Issuer issued to the Reporting Person 3,500 Shares in repayment of a loan made by the Reporting Person to the Issuer in the amount of $2,380. On February 19, 1999, the Issuer issued to the Reporting Person options to acquire 187,625 Shares at an exercise price of $1.01 per share, which options were immediately exercisable. On August 24, 2000, the Issuer issued to the Reporting Person options to acquire 50,000 shares at an exercise price of $0.6875 per share, which options were immediately exercisable.


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         The Reporting Person acquired the Shares for investment in connection and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing the Shares. The Reporting Person has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a)-(b) As of the close of business on April 30,  2001,  the  Reporting
Person   beneficially  owned  the  number  of  Shares  set  opposite  his  name, representing the percentage ownership set forth below:


                                                            PERCENTAGE
REPORTING PERSON             NO. OF SHARES                  OWNERSHIP
----------------             -------------                  ---------

Donald B. Hathaway              991,625                        7.1%

         The Reporting Person has the sole power to vote and to dispose of the Shares which he directly owns.

         (c) The Reporting Person has effected no transactions, involving the Shares, within the last 60 days.

         (d)    Not applicable.

         (e)    Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
------------------------

         The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         None.


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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, he certifies that the information set forth in this statement is true, complete and correct.

Dated:    August 15           , 2001           REPORTING PERSON:
         ---------------------                 ----------------

                                               /s/ Donald B. Hathaway
                                               ---------------------------------
                                               DONALD B. HATHAWAY